SOL STRATEGIES ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE
HOUDINI SWAP, EXPANDING PRIVACY FOCUS AND ACQUIRING
DIVERSIFIED REVENUE STREAMS

Adding fifth revenue stream, cross-chain distribution across over 100 blockchain networks and a profitable business

TORONTO, May 4, 2026 - SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) ("SOL Strategies" or the "Company"), one of the first publicly traded companies dedicated to growing and building the Solana Economy, today announced it has entered into a definitive agreement to acquire HoudiniSwap LLC ("Houdini"), a non-custodial, privacy-focused cross-chain swap aggregator, for USD $18 million, payable in cash and shares of the Company (the “Acquisition”).

Houdini, which generated approximately USD $13mm in revenue in 2025 with over half of trailing 12-month volume touching the Solana blockchain, is a digital asset infrastructure business that helps users access competitive swap routes across centralized exchanges, decentralized exchanges, and blockchain bridges without taking custody of funds. Since launch, the platform has processed more than USD $2.5 billion in cumulative transaction volume across over 100 blockchain networks across a global user base. Houdini has partnerships and integrations with over 18 decentralized exchanges and has fully integrated with many significant self-custodial wallet providers.

The acquisition marks another step in SOL Strategies' efforts to build Solana into the foundation for institutional finance. By expanding beyond validator operations and staking into transaction routing infrastructure, cross-chain liquidity, and software-based revenues, the Company is building a broader platform designed to support how institutions will move capital and participate on-chain. It also strengthens SOL Strategies' position in privacy, execution quality, and the trusted infrastructure needed for adoption at scale.

"While others have pulled back in 2026, we're delivering on our commitment by building with conviction in the ecosystem that we believe is winning for the long term," said Michael Hubbard, Chief Executive Officer of SOL Strategies. "Houdini is a trusted product with users and volume, and average swap sizes well above typical retail platforms. We see this as a critical piece to enable important fungibility between the entire gamut of blockchain networks as well as mobility in and out of Solana. It broadens SOL Strategies into a cross-chain transaction engine and will enhance our offerings to the growing market for digital assets." Hubbard continued, with the previously announced acquisition of Darklake's Zyga privacy technology, "we see a tremendous opportunity to improve privacy and execution for transactions, including many of the qualities that retail and institutions demand of the platforms they wish to trade on."

"This transaction is indicative of the company we are building," said Stephen Ehrlich, Chief Strategy Officer of SOL Strategies. "While staking remains a pillar of our business, adding scalable technology and transaction revenues creates stronger margins, more durable cash flow, and less reliance on any single market cycle. It's an important step to becoming a more balanced business and positions us well to capitalize on Solana's growing role in finance."

SOL Strategies believes the acquisition will diversify revenue, expand reach through Houdini's multi-chain user base and B2B network, and create cross-sell opportunities for validator services, institutional staking, STKESOL and other future initiatives.

“We built Houdini to serve users who care about privacy, execution quality, and access across every major blockchain network, said Louis Goldberg, Chief Executive Officer and Founder of HoudiniSwap. What SOL Strategies brings is something we couldn't replicate on our own: established relationships with institutional partners, a validator network already trusted by over 34,000 wallets, and a public company platform that opens doors for the kind of enterprise conversations we've been working toward. Combining our team with theirs means more minds working on the complex on-chain challenges that still need solving, and we think that shows up directly in what we can deliver to our partners and users. That's exactly why this felt like the right home for what we've built."

Acquisition Terms

The purchase price for the Acquisition is USD $18 million, comprised of USD $8.25 million in cash (with USD $7.0 million payable on closing and USD $1.25 million paid over the 18 months following closing), a USD $5.75 million six-month promissory note, and USD $4 million in shares, to be valued based on a 90-day VWAP ending prior to the closing date for the Acquisition, subject to the rules of the Canadian Securities Exchange (the “CSE”), and US $100,000 in common share purchase warrants, exercisable for a period of two years at a 25% premium to the market price.  The Company does not intend to sell any of its Solana treasury assets to fund the Acquisition. The shares forming part of the purchase price will be subject to a 4 month hold period. The Acquisition also includes a two-year earn out of up to USD $10 million, based on a USD $2.5 million annual EBITDA hurdle.

A.G.P./Alliance Global Partners, acquisition advisor to the Company in connection with the Acquisition, will receive a USD $500,000 fee upon closing of the Acquisition, as well as 200,000 common share purchase warrants exercisable for a period of three years from issuance, 100,000 of which are exercisable at  CAD $2.15, and 100,000 of which will be priced at a 25% premium to market as of closing of the Acquisition.

The Acquisition remains subject to customary closing conditions, including the approval of the CSE, and closing is expected to occur on or before May 29, 2026.

A.G.P./Alliance Global Partners acted as acquisition advisor and Fasken LLP and Troutman Pepper Locke LLP acted as legal advisors to the Company. Canaccord Genuity Corp. acted as financial advisor and Goodmans as legal advisor to Houdini.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (NASDAQ: STKE) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Investor Contact:

Doug Harris, Chief Financial Officer

416-480-2488

John Ragozzino, CFA

solstrategies@icrinc.com

203-682-8284

Media Contact:

solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward‐looking statements and information. More particularly and without limitation, this news release contains forward‐looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the proposed acquisition of Houdini Swap, the sources of financing used to fund the Acquisition, anticipated strategic and financial benefits of the transaction, including diversifying business lines, acquiring new customers, and cross-selling to existing customers, the ability of the Company to improve privacy and execution for transactions, and expected product synergies with Darklake's Zyga technology. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.